September 13, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Bradley Ecker
Jennifer Angelini
SiSi Cheng
Andrew Blume

Re:	Huachen AI Parking Management Technology Holding Co., Ltd
Registration Statement on Form F-1
Submitted August 14, 2024
CIK No. 0001958399

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated August 26, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 submitted on August 14, 204. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“F-1/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the F-1/A.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the F-1/A.

Registration Statement on Form F-1 filed August 14, 2024

Capitalization, page 47

1.	Your total capitalization amounts do not appear to be calculated correctly. Please revise your disclosures accordingly.

Response: In response to the Staff’s comment, we have revised our disclosure in the capitalization section.

We hope this response has addressed all the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

/s/ Bin Lu
Bin Lu